--------                                             ---------------------------
 FORM 3                                                      OMB APPROVAL
--------                                             ---------------------------
                                                     OMB Number:       3235-0104
                                                     Expires: September 30, 1998
                                                     Estimated average burden
                                                     hours per response..... 0.5
                                                     ---------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                      Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
----------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting      2. Date of Event Requiring    4. Issuer Name and Ticker or
    Person*                               Statement                     Trading Symbol
                                          (Month/Day/Year)
Ferenbach     Carl                        7/18/02                       Crown Castle International Corp.(CCI)
----------------------------------------------------------------------------------------------------------------------------------
 (Last)     (First)     (Middle)        3. IRS or Social Security    5. Relationship of Reporting         6. If Amendment, Date
                                           Number of Reporting          Person(s) to Issuer                  of Original
                                           Person (Voluntary)           (Check all applicable)               (Month/Day/Year)
                                                                         X  Director      10% Owner       ------------------------
c/o Bershire Partners LLC                                               ---            ---                7. Individual or Joint/
One Boston, Place, Suite 3300                                               Officer        Other             Group Filing (Check
--------------------------------------                                  --- (give      --- (specify          applicable line)
           (Street)                                                         title below)    below)         X  Form filed by One
                                                                                                          --- Reporting Person
                                                                                                              Form filed by  More
                                                                                                          --- than One Reporting
Boston        Massachusetts   02108                                                                           Person
-----------------------------------------------------------------------------------------------------------------------------------
(City)           (State)      (Zip)                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                     12,739,264                            I                    By Fifth Berkshire
                                                                                                            Associates LLC (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                        606,636                            I                    By Berkshire Investors
                                                                                                            LLC (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                        105,656                            D
------------------------------------------------------------------------------------------------------------------------------------
12 3/4% Senior Exchangeable Preferred Stock    42,199.41125                            I                    By Fifth Berkshire
                                                                                                            Associates LLD (3)
------------------------------------------------------------------------------------------------------------------------------------
12 3/4% Senior Exchangeable Preferred Stock     2,009.26375                            I                    By Berkshire Investors
                                                                                                            LLC (4)
------------------------------------------------------------------------------------------------------------------------------------

(1) Mr. Ferenbach is a managing member of Fifth Berkshire Associates LLC, the sole general partner of Berkshire Fund V, Limited
Partnership, which directly beneficially owns the 12,739,264 shares of Common Stock. Mr. Ferenbach disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(2) Mr. Ferenbach is a managing member of Berkshire Investors, LLC, which directly beneficially owns the 606,636 shares of Common
Stock. Mr. Ferenbach disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(3) Mr. Ferenbach is a managing member of Fifth Berkshire Associates LLC, the sole general partner of Berkshire Fund V, Limited
Partnership, which directly beneficially owns the 42,199.41125 shares of 12 3/4% Senior Exchangeable Preferred Stock. Mr. Ferenbach
disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(4) Mr. Ferenbach is a managing member of Berkshire Investors, LLC, which directly beneficially owns the 2,009.26375 shares of 12 3/4% Senior Exchangeable Preferred Stock. Mr. Ferenbach disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                                                                    SEC 1473(7-96)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date            3. Title and Amount of        4. Conver-   5. Owner-    6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying         sion or      ship         Beneficial Ownership
                                    Expiration Date    Derivative Security           Exercise     Form of      (Instr. 5)
                                    (Month/Day/        (Instr. 4)                    Price of     Deriv-
                                    Year)                                            Deri-        ative
                                                                                     vative       Security:
                                                                                     Security     Direct
                                                                                                  (D) or
                                                                                                  Indirect
                                                                                                  (I)
                                                                                                  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                                 Date      Expira-                      Amount or
                                 Exercis-  tion           Title         Number
                                 able      Date                         of Shares
------------------------------------------------------------------------------------------------------------------------------------
6.25% Cumulative Convertible     Immed.    N/A         Common Stock    1,760,246.78  $36.875(1)      I       By Fifth Berkshire
Preferred Stock                                                                                              Associates LLC (2)
------------------------------------------------------------------------------------------------------------------------------------
6.25% Cumulative Convertible     Immed.    N/A         Common Stock       83,821.02  $36.875(1)      I       By Berkshire
Preferred Stock                                                                                              Investors LLC (3)
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) The conversion price is currently $36.875, but is subject to adjustment pursuant to the Certificate of Designations,
Preferences, and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations
and Restrictions thereof of 6.25% Cumulative Convertible Preferred Stock.

(2) Mr. Ferenbach is a managing member of Fifth Berkshire Associates LLC, the sole general partner of Berkshire Fund V, Limited
Partnership, which directly beneficially owns 1,298,182 shares of 6.25% Cumulative Convertible Preferred Stock. Mr. Ferenbach
disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(3) Mr. Ferenbach is a managing member of Berkshire Investors LLC, which directly beneficially owns 61,818 shares of 6.25%
Cumulative Convertible Preferred Stock. Mr. Ferenbach disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.


**Intentional misstatements or omissions of facts constitute Federal Criminal   /s/ Carl Ferenbach                  July 29, 2002
Violations.                                                                     -------------------------------     -------------
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                **Signature of Reporting Person     Date

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is sufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                          Page 2
                                                                                                                  SEC 1473 (7-96)


